

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

June 4, 2010

John McFarland, Esq.
Senior Vice President, General Counsel and Secretary
c/o MagnaChip Semiconductor, Inc.
20400 Stevens Creek Boulevard, Suite 370
Cupertino, CA 95014

> **Re: MagnaChip Semiconductor LLC**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 3, 2010**
> **File No. 333-165467**

Dear Mr. McFarland:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note from your response to our comments that the "Corporate Conversion" mentioned in your document will not be completed until the date this registration statement is declared effective. Please confirm that you intend to file a full amendment to this registration statement after completion of the corporate conversion and prior to effectiveness, which amendment will include on the facing page the name of the issuer of the securities to be sold and the signatures of the registrant and all appropriate officers and directors.

Principal and Selling Stockholders, page 140

2.   We note your revisions in response to prior comment 2. Please revise to clearly identify the natural persons who have or share voting and/or dispositive powers with respect to the shares to be offered and sold by each entity in your table that is not a publicly traded entity. As examples, we note that no such natural persons appear to be identified for Caspian Capital, Mariner LDC and Deep Value Hedged Income.

Exhibit 1.1

3.   We will continue to evaluate your response to prior comment 5 after you file the updated version of Exhibit 1.1.

Exhibits 5.1 and 8.1

4.   We reissue prior comment 6 to the extent that the proposed Exhibit 5.1 you provided still references "charter documents . . . to be in effect upon completion of the Corporate Conversion."

5.   We will continue to evaluate your response to prior comment 8 after you file an opinion of counsel that the deposit agreement is a legal, binding obligation of the depositary.

6.   We note your response to prior comment 9. If the disclosures you note in your response to prior comment 9 represent counsel's opinion, then please file an opinion that states so clearly and directly. For example, please revise to indicate that the statements of law or legal conclusions in the referenced sections constitute the opinion of DLA Piper LLP (US).

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3635 with any other questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc (via fax):   Micheal J. Reagan, Esq.—DLA Piper LLP
                 Khoa D. Do, Esq.—DLA Piper LLP
                 Peter M. Astiz, Esq.—DLA Piper LLP